UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Information to be Included in Statements Filed Pursuant to Rule 13d-1(b), (c) and (d)

and Amendments Thereto Filed Pursuant to Rule 13d-2

Under the Securities Exchange Act of 1934

China Mobile Games and Entertainment Group Limited

(Name of Issuer)

Class A ordinary shares

(Title of Class of Securities)

16952T 100**

(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
**	This CUSIP number applies to the American depositary shares, each of which represents 14 Class A ordinary shares.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.: 16952T 100

(1)	NAME OF REPORTING PERSONS King Reach Limited
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER 30,658,188 Class A ordinary shares
(6) SHARED VOTING POWER 0
(7) SOLE DISPOSITIVE POWER 30,658,188 Class A ordinary shares
(8) SHARED DISPOSITIVE POWER 0
(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,658,188 Class A ordinary shares
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.3%[1]
(12)	TYPE OF REPORTING PERSON* CO

[1]	As a percentage of 331,074,511 total issued and outstanding Class A and Class B ordinary shares as of December 31, 2012.

CUSIP NO.: 16952T 100

(1)	NAME OF REPORTING PERSONS Guo Hao Zhu
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER 30,658,188 Class A ordinary shares
(6) SHARED VOTING POWER 0
(7) SOLE DISPOSITIVE POWER 30,658,188 Class A ordinary shares
(8) SHARED DISPOSITIVE POWER 0
(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,658,188 Class A ordinary shares
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.3%[2]
(12)	TYPE OF REPORTING PERSON* IN

[2]	As a percentage of 331,074,511 total issued and outstanding Class A and Class B ordinary shares as of December 31, 2012.

Item 1	(a).	Name of Issuer:

China Mobile Games and Entertainment Group Limited (the “Issuer”)

Item 1	(b).	Address of Issuer’s Principal Executive Offices:

Block A, 15/F Huajian Building 233 Tianfu Road, Tianhe District, Guangzhou, PRC

Item 2	(a).	Name of Person Filing:

King Reach Limited Guo Hao Zhu

Item 2	(b).	Address of Principal Business Office or, if None, Residence:

For all reporting persons:

P.O. Box 933, 3rd Floor Omar Hodge Building Wickhams Cay 1, Road Town Tortola, British Virgin Islands

Item 2	(c).	Citizenship:

Guo Hao Zhu - People’s Republic of China King Reach Limited - British Virgin Islands

Item 2	(d).	Title of Class of Securities:

Class A ordinary shares

Item 2	(e).	CUSIP Number:

16952T 100*

* This CUSIP number applies to the American depositary shares each of which represents 14 Class A ordinary shares.

Item 3.	Statement Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c):

Not applicable

Item 4	Ownership:

The following information with respect to the ownership of the ordinary shares of the Issuer by each of the reporting persons is provided as of December 31, 2012:

					Number of shares as to which such person has:
Reporting Person	Amount Beneficially Owned		Percent of Class(1)		Sole Power to Vote or Direct the Vote	Shared Power to Vote or to Direct the Vote	Sole Power to Dispose or to Direct the Disposition of	Shared Power to Dispose or to Direct the Disposition of
King Reach Limited	30,658,188	(2)	9.3	%(3)	30,658,188	0	30,658,188	0
Guo Hao Zhu	30,658,188	(4)	9.3	%(3)	30,658,188	0	30,658,188	0

1	As a percentage of 331,074,511 total outstanding issued Class A and Class B ordinary shares as of December 31, 2012.

The Issuer’s ordinary shares consist of Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. In respect of matters requiring shareholders’ vote, each Class A ordinary share is entitled to one vote and each Class B ordinary share is entitled to five votes.

2	Consists of 30,658,188 Class A ordinary shares of the Issuer.
3	The voting power of the shares beneficially owned represents 2.8% of total outstanding voting power of all Class A and Class B ordinary shares.
4	Consists of 30,658,188 ordinary shares held by King Reach Limited. King Reach Limited is beneficially owned by Beauty Legend Development Limited, which is wholly owned by Mr. Guo Hao Zhu, who is also the sole director of King Reach Limited. Mr. Guo Hao Zhu has voting and investment control over all the shares held by King Reach Limited and therefore may be deemed to have beneficial ownership of the shares held by King Reach Limited by virtue of his status as its controlling person.

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certifications:

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 8, 2013

Guo Hao Zhu	By:	/s/ Guo Hao Zhu
	Name:	Guo Hao Zhu

King Reach Limited	By:	/s/ Guo Hao Zhu
	Name:	Guo Hao Zhu
	Title:	Director

[Signature Page to Schedule 13G]

LIST OF EXHIBITS

Exhibit No.	Description

A	Joint Filing Agreement